February 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Safety Shot, Inc. (CIK: 0001760903)
Post-Effective Amendment Registration Statement on Form S-1 File No. 333-258005 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Safety Shot, Inc. hereby requests the acceleration of the effective date of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time, February 13, 2024, or as soon thereafter as practicable.

Safety Shot, Inc.

By:	/s/ Brian S. John
Name:	Brian S. John
Title:	Chief Executive Officer